GENEREX BIOTECHNOLOGY CORPORATION
33 Harbour Square
Suite 202
Toronto, Ontario, Canada M5J 2G2

May 4, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:           Generex Biotechnology Corporation – 2010 Preliminary Proxy Materials

Ladies and Gentlemen:

Generex Biotechnology Corporation, a Delaware corporation (the “Company”), hereby transmits pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, and Rule 101(a) of Regulation S-T, a preliminary copy of the Company’s Notice of Annual Meeting and Proxy Statement relating to the Company’s 2010 Annual Meeting of Stockholders scheduled for July 28, 2010.

The Company is filing its proxy materials in preliminary form because the Company is seeking stockholder approval of the following matter:  an amendment to the Company’s Restated Certificate of Incorporation (i) to effect a reverse stock split of the Company’s common stock, at an exchange ratio of not less than 1-for-3 and not more than 1-for 10 at any time prior to July 27 2011 (the ratio and timing of which will be subject to the discretion of the Board of Directors), and (ii) following the reverse stock split, to maintain the authorized shares of common stock at 750,000,000.

The Company expects to release the definitive proxy materials to its stockholders on or about June 18, 2010 to comply with the Commission’s rules permitting the Company to furnish proxy materials to stockholders on the Internet.

Please do not hesitate to contact me at telephone number 416.364.2551, extension 235 or by e-mail at mfletcher@generex.com or by facsimile number 416.364.9363 with any questions regarding the responses set forth above.

Sincerely,

GENEREX BIOTECHNOLOGY CORPORATION

/s/ Mark A. Fletcher

Mark A. Fletcher
Executive Vice-President & General Counsel